                         SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.  20549


                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934


                     Sunrise International Leasing Corporation
                     -----------------------------------------
                                  (Name of Issuer)

                            Common Stock, $.01 par value
                            ----------------------------
                           (Title of Class of Securities)

                                    86769K-10-5
                                    -----------
                                   (CUSIP Number)

                                   Peter J. King
                        c/o The King Management Corporation
                         5500 Wayzata Boulevard, Suite 750
                           Minneapolis, Minnesota  55416
                                   (612) 593-0051
                                   --------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)


                                   March 2, 1999
                                   -------------
              (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box:  [   ]

                                    SCHEDULE 13D
CUSP No. 86769K-10-5
-------------------------------------------------------------------------------
 1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
 PERSON
      Peter J. King
      ###-##-####
-------------------------------------------------------------------------------
 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [ ]
      (b)  [X]
-------------------------------------------------------------------------------
 3)   SEC USE ONLY

-------------------------------------------------------------------------------
 4)   SOURCE OF FUNDS
      Not applicable.
-------------------------------------------------------------------------------
 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 PURSUANT TO ITEMS 2(D) OR 2(E)  [ ]
-------------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
-------------------------------------------------------------------------------
                    7)   SOLE VOTING POWER
                               4,617,550
                    --------------------------------------------------------
                    8)   SHARED VOTING POWER
 NUMBER OF                           -0-
 SHARES              --------------------------------------------------------
 BENEFICIALLY       9)   SOLE DISPOSITIVE POWER
 OWNED BY EACH                 2,068,729
 REPORTING PERSON   --------------------------------------------------------
 WITH               10)   SHARED DISPOSITIVE POWER
                                      -0-
-------------------------------------------------------------------------------
 11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,617,550
-------------------------------------------------------------------------------
 12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [X]
-------------------------------------------------------------------------------
 13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           59.4%
-------------------------------------------------------------------------------
 14)  TYPE OF REPORTING PERSON
           IN
-------------------------------------------------------------------------------

                                    SCHEDULE 13D
CUSP No. 86769K-10-5
-------------------------------------------------------------------------------
 1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
 PERSON
      The King Management Corporation

-------------------------------------------------------------------------------
 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [ ]
      (b)  [X]
-------------------------------------------------------------------------------
 3)   SEC USE ONLY

-------------------------------------------------------------------------------
 4)   SOURCE OF FUNDS
      WC
-------------------------------------------------------------------------------
 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 PURSUANT TO ITEMS 2(D) OR 2(E)  [ ]
-------------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION
      Minnesota
-------------------------------------------------------------------------------
                    7)   SOLE VOTING POWER
                               630,000
                    --------------------------------------------------------
                    8)   SHARED VOTING POWER
 NUMBER OF                           -0-
 SHARES              --------------------------------------------------------
 BENEFICIALLY       9)   SOLE DISPOSITIVE POWER
 OWNED BY EACH                 1,030,818
 REPORTING PERSON   --------------------------------------------------------
 WITH               10)   SHARED DISPOSITIVE POWER
                                      -0-
-------------------------------------------------------------------------------
 11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,030,818
-------------------------------------------------------------------------------
 12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [X]
-------------------------------------------------------------------------------
 13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           14.2% (3)
-------------------------------------------------------------------------------
 14)  TYPE OF REPORTING PERSON
           CO
-------------------------------------------------------------------------------

                                    SCHEDULE 13D
CUSIP No. 86769K-10-5
-------------------------------------------------------------------------------
 1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
 PERSON
      Stephen D. Higgins
      ###-##-####
-------------------------------------------------------------------------------
 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [ ]
      (b)  [X]
-------------------------------------------------------------------------------
 3)   SEC USE ONLY

-------------------------------------------------------------------------------
 4)   SOURCE OF FUNDS
      Not applicable
-------------------------------------------------------------------------------
 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 PURSUANT TO ITEMS 2(D) OR 2(E)  [ ]
-------------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
-------------------------------------------------------------------------------
                    7)   SOLE VOTING POWER
                                340,358
                    --------------------------------------------------------
                    8)   SHARED VOTING POWER
 NUMBER OF                          -0-
 SHARES             ---------------------------------------------------------
 BENEFICIALLY       9)   SOLE DISPOSITIVE POWER
 OWNED BY EACH                   2,889,179
 REPORTING PERSON   ---------------------------------------------------------
 WITH               10)   SHARED DISPOSITIVE POWER
                                       -0-
-------------------------------------------------------------------------------
 11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,889,179
-------------------------------------------------------------------------------
 12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [X]
-------------------------------------------------------------------------------
 13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           39.8% (3)
-------------------------------------------------------------------------------
 14)  TYPE OF REPORTING PERSON
           IN
-------------------------------------------------------------------------------

                                    SCHEDULE 13D

     This Schedule 13D supersedes and replaces in its entirety:  (1) the
Schedule 13D dated February 13, 1995 filed by Peter J. King, and all amendments thereto (File No. 5-42174), and (2) the Schedule 13D dated February 13, 1995 filed by Stephen D. Higgins, individually and as trustee under each of the William B. King Stock Trust UA dated November 21, 1989 for the benefit of William B. King, and the Russell S. King Stock Trust UA dated November 11, 1989 for the benefit of Russell S. King, and all amendments thereto (File No. 5-42174).

ITEM 1.  SECURITY AND ISSUER.

     This Statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Sunrise International Leasing Corporation, a Delaware corporation formerly known as Sunrise Resources, Inc., a Minnesota corporation ("Sunrise"). The address of the principal executive offices of Sunrise is 5500 Wayzata Boulevard, Suite 725, Minneapolis, Minnesota 55416.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) This statement is filed by and on behalf of Peter J. King, The King Management Corporation ("King Management") and Stephen D. Higgins, individually and as trustee under each of the William B. King Stock Trust UA dated November 21, 1989 for the benefit of William B. King (the "WBK Trust") and Russell S. King Stock Trust UA dated November 11, 1989 for the benefit of Russell S. King (the "RSK Trust"). Peter J. King, King Management and Stephen D. Higgins are sometimes collectively referred to herein as the "Reporting Persons."

     (b) The principal business address of Peter J. King and King Management is 5500 Wayzata Boulevard, Suite 750, Minneapolis, Minnesota 55416. The principal business address of Stephen D. Higgins is 23785 Strehler Road, Loretto, Minnesota 55357. King Management is a Minnesota corporation and is principally engaged in the leasing of computer and other technology equipment, the sale of software and operating coin operated copiers. King Management's principal business address is 5500 Wayzata Boulevard, Suite 750, Minneapolis, Minnesota 55416.

     (c) Peter J. King is Chief Executive Officer and Chairman of the Board of Directors of Sunrise. The principal business of Sunrise is leasing and selling capital equipment. Mr. King is also Chief Executive Officer, Chairman of the Board of Directors and a principal shareholder of King Management, a corporation principally engaged in the leasing of computer and other technology equipment, the sale of software and operating coin operated copiers. Stephen D. Higgins is President and Chief Executive Officer of Stephen D. Higgins Ltd., a corporation that provides tax and business consulting services. The address of Stephen D. Higgins Ltd. is 23785 Strehler Road, Loretto, Minnesota 55357.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

     (f)  Both Mr. King and Mr. Higgins are United States citizens.

     Information called for by Items 2-6 of this Schedule 13D concerning the directors and executive officers of King Management is set forth in Exhibit 1 attached hereto and incorporated herein by this reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On March 2, 1999, King Management purchased 630,000 shares of Common Stock of Sunrise at a purchase price of $4.35 per share, an aggregate purchase price of $2,740,500, one-third of which is payable on each of March 3, 1999, April 2, 1999 and May 3, 1999. The purchase was made in a private transaction pursuant to a Purchase and Sale Agreement dated March 2, 1999 (the "Purchase Agreement") between Heartland Advisors, Inc., in its capacity as investment advisor for and on behalf of the Heartland Value Fund, and King Management. Corporate funds of King Management in the amount of approximately $2,740,500 were used to purchase the 630,000 shares. In addition, corporate funds of King Management in the amount of $31,500 were used to pay a consulting fee to the seller's agent in connection with the transaction. No funds used to purchase any of the shares of Common Stock reported on this statement were borrowed.

ITEM 4.  PURPOSE OF TRANSACTION.

     On October 8, 1998, the Board of Directors of Sunrise approved a stock repurchase program to purchase, from time to time, up to $5 million of Common Stock. In February 1999, a shareholder of Sunrise indicated a desire to sell a block of 630,000 shares of Common Stock of Sunrise back to Sunrise in a private transaction. At that time, Sunrise was not able to obtain the funds required to repurchase the 630,000 shares. As an alternative, King Management offered to repurchase the 630,000 shares with the understanding that Sunrise would eventually repurchase the shares from King Management at the same price at which King Management purchased the shares and reimburse King Management for any brokerage fees or commissions or consulting fees incurred. Peter J. King, who is the Chief Executive Officer, Chairman of the Board of Directors and a principal shareholder of King Management, is also the Chief Executive Officer and Chairman of the Board of Directors of Sunrise. On March 2, 1999, King Management entered into the Purchase Agreement with the holder of the 630,000 shares to purchase such shares at a purchase price of $4.35 per share, an aggregate purchase price of $2,740,500, one-third of which is payable on each of March 3, 1999, April 2, 1999 and May 3, 1999. King Management and Sunrise have agreed orally that King Management will sell and Sunrise will repurchase the 630,000 shares purchased by King Management at a price of $4.35 per share and reimburse King Management for the $31,500 in consulting fees incurred. The parties have not, however, as of the date hereof entered into a definitive written agreement.

     The Reporting Persons may from time to time purchase shares of Common Stock, either in brokerage transactions, in the over-the-counter market or in privately negotiated transactions. Any decision to increase their holdings in Sunrise will depend, however, on numerous factors, including without limitation the price of the shares of Common Stock, the terms and conditions relating to their purchase and sale and the prospects and profitability of Sunrise, and general economic conditions and stock and money market conditions. At any time, the Reporting Persons may also determine to dispose of some or all of the Common Stock, depending on various similar considerations. Except as otherwise provided in this Item 4 and other than as to matters that Mr. King, as Chief Executive Officer and Chairman of the Board of Sunrise, may consider and discuss with other Sunrise officers and board members from time to time, none of the Reporting Persons has any present plans or proposals which relate to or would result in:

     - the acquisition by any person of additional securities of Sunrise or the disposition of securities of Sunrise;
     - an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Sunrise;
     -  a sale or transfer of a material amount of assets of Sunrise;
     - any change in the present board of directors or management of Sunrise, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     - any material change in the present capitalization or dividend policy of Sunrise;
     - any other material change in Sunrise's business or corporate structure;
     - changes in Sunrise's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Sunrise by any person;
     - causing a class of securities of Sunrise to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     - a class of equity securities of Sunrise becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or
     -  any action similar to any of those listed above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of March 2, 1999, each of the Reporting Persons beneficially owned the following amounts of Common Stock (the percentages shown are based upon 7,259,396 shares outstanding, as set forth in Sunrise's Quarterly Report on Form 10-Q for the quarter ended December 31, 1998):

          1. Peter J. King beneficially owned 4,617,550 shares (59.4% of the Common Stock). Mr. King has sole voting power with respect to 4,617,550 shares and sole dispositive power with respect to 2,068,729 shares. Pursuant to the Voting Trust Agreement dated as of May 27, 1998 among Mr. King, King Management, the WBK Trust, the RSK Trust and the 1996 Grantor Retained Annuity Trust for the benefit of Peter J. King (the "Voting Trust Agreement"), described in more detail in Item 6, Mr. King has sole voting power with respect to an aggregate of 3,466,797 shares of Common Stock, the voting trust certificates of which are currently held by Mr. King, King Management, the WBK Trust and the RSK Trust. Also included within the 4,617,550 shares of Common Stock of which Mr. King has sole voting power are: (a) 630,000 shares of Common Stock held by King Management outside the Voting Trust Agreement; and (b) an aggregate of 520,753 shares of Common Stock issuable pursuant to outstanding options held by Mr. King that are fully exercisable.

          Mr. King has sole dispositive power with respect to 2,068,729 shares of Common Stock. The 2,068,729 shares of Common Stock include: (a) 517,158 shares of Common Stock held by Mr. King individually; (b) 270,753 shares of Common Stock issuable pursuant to an outstanding option that was granted to Mr. King by Sunrise on June 18, 1997 and is fully exercisable; (c) 250,000 shares of Common Stock issuable pursuant to an outstanding option that was granted to Mr. King by Sunrise effective as of June 23, 1998 and is fully exercisable; and (d) an aggregate of 1,030,818 shares of Common Stock held by King Management, of which Mr. King is Chief Executive Officer, Chairman of the Board of Directors and a principal shareholder. The shares deemed beneficially owned by Mr. King do not include an option to purchase 270,753 shares of Common Stock that was granted by Sunrise to Mr. King on June 18, 1997 and is exercisable beginning on June 18, 2001 or an option to purchase 400,000 shares of Common Stock that was granted by Sunrise to Mr. King effective on June 23, 1998 and is exercisable as follows: (i) 125,000 shares will become immediately exercisable if the closing price of the Company's Common Stock, as reflected by the Nasdaq National Market System, averages $5.00 for ten consecutive business days; (ii)125,000 shares will become immediately exercisable if the closing price of the Company's Common Stock averages $6.00 for ten consecutive business days; and (iii) 150,000 shares will become immediately exercisable if the closing price of the Company's Common Stock averages $7.00 for ten consecutive days. If none of the foregoing events occurs, this option will become immediately exercisable on June 23, 2004.

          2. Stephen D. Higgins beneficially owned 2,889,179 shares (39.8% of the Common Stock). Mr. Higgins has sole voting power with respect to 340,358 shares and sole dispositive power with respect to 2,889,179 shares. Mr. Higgins owns 5,029 shares of Common Stock directly (less than 1% of the Common Stock), and has the sole power to vote and dispose of such shares. In addition, Mr. Higgins is the co-trustee of each of the RSK Trust and the WBK Trust, which collectively own 2,884,150 shares of Common Stock (39.7% of the Common Stock). Of these shares, 1,262,382 shares of Common Stock (17.4% of the Common Stock) are held by the RSK Trust, and 1,621,768 shares of Common Stock (22.3% of the Common Stock) are held by the WBK Trust. Mr. Higgins has the sole power to dispose of all shares of Common Stock held by the WBK Trust and the RSK Trust in his capacity as co-trustee of each trust. Each of the WBK Trust and the RSK Trust are irrevocable trusts. The WBK Trust is for the benefit of William B. King, the son of Peter J. King. William B. King and Mr. Higgins are co-trustees of the WBK Trust. Mr. William B. King has delegated all of his power to vote and dispose of the shares of Common Stock of Sunrise held in the WBK Trust to Mr. Higgins. The RSK Trust is for the benefit of Russell S. King, the son of Peter J. King. Russell S. King and Mr. Higgins are co-trustees of the RSK Trust. Mr. Russell S. King has delegated all of his power to vote and dispose of the shares of Common Stock of Sunrise held in the RSK Trust to Mr. Higgins. Pursuant to the Voting Trust Agreement, Mr. Higgins delegated all of his power to vote the shares of Common Stock held by the RSK Trust and 1,286,439 shares of Common Stock held by the WBK Trust to Peter King. Mr. Higgins retains sole voting power with respect to the 335,329 shares of Common Stock held by the WBK Trust which were not deposited into the voting trust.

          3. King Management beneficially owned 1,030,818 shares (14.2% of the Common Stock). King Management has sole voting power with respect to 630,000 shares and sole dispositive power with respect to 1,030,818 shares. Pursuant to the Voting Trust Agreement, Peter J. King has sole voting power with respect to, among other shares, 400,818 shares of Common Stock, the voting trust certificates of which are currently held by King Management. King Management has sole voting power with respect to 630,000 shares of Common Stock held outside the Voting Trust Agreement and sole dispositive power with respect to all 1,030,818 shares of Common Stock held by King Management.

          4. The Reporting Persons beneficially owned an aggregate of 4,957,908 shares (63.7% of the Common Stock). These shares include 630,000 shares owned directly by King Management as to which Mr. King, as Chief Executive Officer and Chairman of the Board of King Management, has sole voting power, and an aggregate of 2,949,639 shares owned directly by King Management, the RSK Trust and the WBK Trust, as to which Mr. King has sole voting power pursuant to the Voting Trust Agreement.

     (b) See Item 5(a) above. Except as otherwise provided in this Item, each of the Reporting Persons disclaims beneficial ownership in the shares owned by the other Reporting Persons.

     (c) None of the Reporting Persons has effected any transactions in the Common Stock of Sunrise during the past 60 days, except for the purchase by King Management of 630,000 shares of Common Stock on March 2, 1998 in a private transaction for $4.35 per share, as described in Item 3.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As described under "Item 4. Purpose of Transaction," on March 2, 1999, King Management entered into the Purchase Agreement with the holder of the 630,000 shares to purchase such shares at a purchase price of $4.35 per share, an aggregate purchase price of $2,740,500, one-third of which is payable on each of March 3, 1999, April 2, 1999 and May 3, 1999. King Management and Sunrise have agreed orally that King Management will sell and Sunrise will repurchase the 630,000 shares purchased by King Management at a price of $4.35 per share and reimburse King Management for the $31,500 in brokerage fees, commissions and consulting fees incurred. The parties, however, have not as of the date hereof entered into a definitive written agreement. See "Item 4. Purpose of Transaction" for more detail.

     Mr. King, King Management, the WBK Trust and the RSK Trust (collectively, the "Shareholders") are parties to the Voting Trust Agreement with respect to an aggregate of 3,386,797 shares of Common Stock of Sunrise. On June 24, 1998, King Management deposited an additional 50,000 shares of Common Stock into the voting trust and subject to the Voting Trust Agreement. Under the Voting Trust Agreement, Mr. King is the Sole Voting Trustee and King Management is the Substitute Voting Trustee (the Sole Voting Trustee and the Substitute Voting Trustee are referred to as the "Voting Trustee"). The record ownership of the 3,436,797 shares of Common Stock deposited by the Shareholders with the Voting Trustee was transferred into the name of the Voting Trustee on the books of Sunrise. In exchange for such shares of Common Stock, the Voting Trustee issued to the Shareholders a voting trust certificate representing the number of shares of Common Stock deposited with the Voting Trustee. In the event of a stock split, stock dividend or distribution of shares of Common Stock of Sunrise, the Voting Trustee will issue additional voting trust certificates to the then registered holders of the outstanding voting trust certificates to reflect appropriately the interests of the Shareholders in the shares of Common Stock held by the Voting Trustee. Subject to any transfer restrictions set forth in the Articles of Incorporation and Bylaws of Sunrise and imposed by applicable securities laws, the Shareholders may sell or transfer the voting trust certificates as they determine to be proper. Every transferee of a voting trust certificate will, by the acceptance of such certificate, become a party to the Voting Trust Agreement.

     The Voting Trustee is entitled to exercise all shareholders' rights of every kind with respect to voting, including the right to vote and the right to take part in, or consent to, any corporate or shareholders' action including a merger, exchange or consolidation involving Sunrise or the sale, lease, transfer or other disposition of all or substantially all of Sunrise's assets, except as such right is specifically limited in the Voting Trust Agreement. The Voting Trustee will vote on all matters which come before any shareholders' meeting of Sunrise and must exercise his best judgment from time to time to select suitable directors to the end that the affairs of Sunrise are properly managed. The holder of each voting trust certificate is entitled to receive, from time to time, dividends or distributions payable in cash or property (other than shares of any class of Sunrise). The majority of the interest of the holders of the voting trust certificates may approve amendments to the Voting Trust Agreement. The Voting Trust Agreement will terminate automatically on December 31, 2007, unless terminated earlier in the event that: (i) the Voting Trustee elects at any time to terminate the Agreement, (ii) the Sole Voting Trustee resigns, dies or is determined to be incompetent or incapacitated by the Substitute Voting Trustee, after consultation with a licensed physician who has examined the Sole Voting Trustee, and the Substitute Voting Trustee has been dissolved or liquidated,
(iii) Sunrise is dissolved or liquidated, or (iv) no Voting Trustee is acting under the Agreement. The foregoing summary of certain provisions of the Voting Trust Agreement is qualified by the copy of the Voting Trust Agreement filed as Exhibit 7 to this Schedule 13D, and which is incorporated herein by this reference.

     Sunrise has granted Peter J. King options to purchase an aggregate of 1,191,506 shares pursuant to several option agreements, copies of which have been filed as Exhibits to this Schedule 13D and are incorporated herein by this reference. See Item 5(a) above.

     Mr. William B. King has delegated all of his power to vote and dispose of the shares of Common Stock of Sunrise held in the WBK Trust to Stephen D. Higgins pursuant to an Appointment of Proxy dated September 26, 1996, a copy of which has been filed as Exhibit 3 to this Schedule 13D and is incorporated herein by this reference. Mr. Russell S. King has delegated all of his power to vote and dispose of the shares of Common Stock of Sunrise held in the RSK Trust to Mr. Higgins pursuant to a Delegation of Trustee Powers dated September 10, 1997, a copy of which has been filed as Exhibit 6 to this
Schedule 13D and is incorporated herein by this reference. See Item 5(a) above.

     Each of the Reporting Persons entered into a Shareholders Agreement with Sunrise pursuant to which, among other things, Sunrise granted certain registration rights with respect to shares of Common Stock of Sunrise held by the Reporting Persons. A copy of the Shareholder Agreement has been filed as
Exhibit 2 to this Schedule 13D and is incorporated herein by this reference.

     Pursuant to Rule 13d-1(f) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which has been filed as Exhibit 11 to this Schedule 13D and is incorporated herein by this reference.

     Except as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of Sunrise.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1      Information concerning directors and executive officers of The
               King Management Corporation (filed herewith).

Exhibit 2      Shareholders Agreement dated as of February 13, 1995 among
               Sunrise Leasing Corporation, Peter J. King, Stephen D. Higgins, as Trustee under the William B. King Stock Trust dated November
               21, 1989 for the benefit of William B. King, Stephen D. Higgins, as Trustee under the Russell S. King Stock Trust dated November
               11, 1989 for the benefit of Russell S. King and each of the other
               ILC shareholders listed on Schedule 1 thereto (incorporated by reference to Exhibit B contained in Schedule 13D dated February
               13, 1995 filed by Peter J. King (File No. 5-42174)).

Exhibit 3 Appointment of Proxy dated September 26, 1996, by William B. King and Stephen D. Higgins, as Trustees under the William B. King
               Stock Trust dated November 21, 1989 for the benefit of

                                    Page 11 of 15

               William B. King (incorporated by reference to Exhibit F contained in Amendment No. 1 to Schedule 13D dated May 1, 1996 filed by
               Peter J. King (File No. 5-42174)

Exhibit 4      Stock Option Agreement dated June 18, 1997 executed by Sunrise
               International Leasing Corporation in favor of Peter J. King
               (incorporated by reference to Exhibit 10.2 contained in Sunrise
               International Leasing Corporation's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997 (File No. 0-19516)).

Exhibit 5      Stock Option Agreement dated June 18, 1997 executed by Sunrise
               International Leasing Corporation in favor of Peter J. King
               (incorporated by reference to Exhibit 10.3 contained in Sunrise
               International Leasing Corporation's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997 (File No. 0-19516)).

Exhibit 6      Delegation of Trustee Powers dated September 10, 1997 by the
               Russell S. King Stock Trust UA dated November 11, 1989 for the benefit of Russell S. King to Stephen D. Higgins (filed herewith).

Exhibit 7      Voting Trust Agreement dated as of May 27, 1998 among Peter J.
               King, The King Management Corporation, the William B. King Stock
               Trust, the Russell S. King Stock Trust and the Peter J. King 1996
               Grantor Retained Annuity Trust (incorporated by reference to
               Exhibit 1 contained in Amendment No. 5 to Schedule 13D dated May
               28, 1998 filed by Peter J. King (File No. 5-42174).

Exhibit 8 Stock Option Agreement effective as of June 23, 1998 executed by the Company in favor of Peter J. King (incorporated by reference to Exhibit 1 contained in Amendment No. 7 to Schedule 13D dated
               September 18, 1998 filed by Peter J. King (File No. 5-42174).

Exhibit 9 Stock Option Agreement effective as of June 23, 1998 executed by the Company in favor of Peter J. King (incorporated by reference to Exhibit 2 contained in Amendment No. 7 to Schedule 13D dated
               September 18, 1998 filed by Peter J. King (File No. 5-42174).

Exhibit 10     Purchase and Sale Agreement dated March 2, 1999 among Heartland
               Advisors, Inc., in its capacity as investment advisor for and on behalf of the Heartland Value Fund, and The King Management
               Corporation (filed herewith).

Exhibit 11     Agreement among Peter J. King, Stephen D. Higgins and The King
               Management Corporation (filed herewith).

                                     SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 19, 1999                         /s/ Peter J. King
                                       ---------------------------------------
                                       Peter J. King


                                       THE KING MANAGEMENT CORPORATION


                                       By:  /s/ Peter J. King
                                           -----------------------------------
                                            Peter J. King
                                            Chief Executive Officer


                                       /s/ Stephen D. Higgins
                                       ---------------------------------------
                                       Stephen D. Higgins

                                   EXHIBIT INDEX

 Exhibit
   No.                   Description                       Method of Filing
   ---                   -----------                       ----------------
    1    Information concerning directors and
         executive officers of The King Management
         Corporation................................  Filed herewith electronically

    2    Shareholders Agreement dated as of February
         13, 1995 among Sunrise Leasing Corporation,
         Peter J. King, Stephen D. Higgins, as
         Trustee under the William B. King Stock
         Trust dated November 21, 1989 for the
         benefit of William B. King, Stephen D.
         Higgins, as Trustee under the Russell S.
         King Stock Trust dated November 11, 1989
         for the benefit of Russell S. King and each  Incorporated by reference
         of the other ILC shareholders listed on      to Exhibit B contained in
         Schedule 1 thereto (incorporated by          Schedule 13D dated
         reference to Exhibit B contained in          February 13, 1995 filed
         Schedule 13D dated February 13, 1995 filed   by Peter J. King (File
         by Peter J. King (File No. 5-42174)).......  No. 5-42174)

    3    Appointment of Proxy dated September 26,     Incorporated by reference
         1996, by William B. King and Stephen D.      to Exhibit F contained in
         Higgins, as Trustees under the William B.    Amendment No. 1 to
         King Stock Trust dated November 21, 1989     Schedule 13D dated May 1,
         for the benefit of William B. King.........  1996 filed by Peter J.
                                                      King (File No. 5-42174)

    4    Stock Option Agreement dated June 18, 1997   Incorporated by reference
         executed by Sunrise International Leasing    to Exhibit 10.2 contained
         Corporation in favor of Peter J. King......  in Sunrise International
                                                      Leasing Corporation's
                                                      Quarterly Report on Form
                                                      10-Q for the quarter
                                                      ended December 31, 1997
                                                      (File No. 0-19516)

    5    Stock Option Agreement dated June 18, 1997   Incorporated by reference
         executed by Sunrise International Leasing    to Exhibit 10.3 contained
         Corporation in favor of Peter J. King......  in Sunrise International
                                                      Leasing Corporation's
                                                      Quarterly Report on Form
                                                      10-Q for the quarter
                                                      ended December 31, 1997
                                                      (File No. 0-19516)

                                    Page 14 of 15

    6    Delegation of Trustee Powers dated
         September 10, 1997 by the Russell S. King
         Stock Trust UA dated November 11, 1989 for
         the benefit of Russell S. King to Stephen
         D. Higgins (filed herewith)................  Filed herewith electronically

    7    Voting Trust Agreement dated as of May 27,   Incorporated by reference
         1998 among Peter J. King, The King           to Exhibit 1 contained in
         Management Corporation, the William B. King  Amendment No. 5 to
         Stock Trust, the Russell S. King Stock       Schedule 13D dated May
         Trust and the Peter J. King 1996 Grantor     28, 1998 filed by Peter
         Retained Annuity Trust.....................  J. King (File No. 5-
                                                      42174).

    8    Stock Option Agreement effective as of June  Incorporated by reference
         23, 1998 executed by the Company in favor    to Exhibit 1 contained in
         of Peter J. King...........................  Amendment No. 7 to
                                                      Schedule 13D dated
                                                      September 18, 1998 filed
                                                      by Peter J. King (File
                                                      No. 5-42174)

    9    Stock Option Agreement effective as of June  Incorporated by reference
         23, 1998 executed by the Company in favor    to Exhibit 2 contained in
         of Peter J. King...........................  Amendment No. 7 to
                                                      Schedule 13D dated
                                                      September 18, 1998 filed
                                                      by Peter J. King (File
                                                      No. 5-42174)
   10    Purchase and Sale Agreement dated March 2,
         1999 among Heartland Advisors, Inc., in its
         capacity as investment advisor for and on
         behalf of the Heartland Value Fund, and The
         King Management Corporation................  Filed herewith electronically

   11    Agreement among Peter J. King, Stephen D.
         Higgins and The King Management
         Corporation................................  Filed herewith electronically


                                    Page 15 of 15